May 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mark Rakip

Re:	ACRES Commercial Realty Corp.

Form 10-K for the year ended December 31, 2021 Filed March 9, 2022

File No. 001-32733

Dear Mr. Rakip:

ACRES Commercial Realty Corp. (the “Company”), hereby submits this letter in response to a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated April 29, 2022 relating to the Company’s annual report on Form 10-K for the year ended December 31, 2021.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Core Earnings, page 62

1.

We note your disclosure of non-GAAP financial measures of Core Earnings and Core Earnings per common share – diluted, which include adjustments for various realized and unrealized gains (losses) and provision for (reversal of) CRE credit losses. In light of these and other reconciling items, please tell us how you determined it was appropriate to title these measures as Core Earnings and Core Earnings per common share – diluted. Further, given your response dated December 15, 2017 and consistent with other mortgage REITs, tell us whether you continue to use these measures as distributable earnings metrics; if so, revise your filing to disclose that purpose.

As discussed during its call with the Staff on Monday, May 2, 2022, the Company has considered alternative names for its ‘Core Earnings’ measure, and decided to use the name ‘Earnings Available for Distribution’ or EAD. The Company believes that this name is analogous to ’Distributable Earnings‘ but less likely to be confused with REIT taxable income. EAD can be differentiated from REIT taxable income in so far as the earnings are available for distribution but not required to be distributed by the Internal Revenue Service Code whereas REIT taxable income is subject to the requirements set by the Internal Revenue Service Code. The Company intends to implement this change in its first quarter 2022 earnings report, and will reflect such change in its upcoming quarterly report on Form 10-Q for the quarter ended March 31, 2022.

If you have any questions regarding this letter, please feel free to contact me at (215) 832-4142.

Sincerely yours,

/s/ David J. Bryant

David J. Bryant
Chief Financial Officer
ACRES Commercial Realty Corp.